Exhibit 99.1

September 30, 2022

F45 Training Holdings, Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

Attn:    Patrick Grosso, Chief Legal Officer

Re: Non-Binding Proposal

To the F45 Board of Directors:

Kennedy Lewis Management LP (“Kennedy Lewis”) is interested in discussing a potential acquisition of F45 Training Holdings, Inc. (“F45”). Kennedy Lewis is an investment manager founded in 2017 with approximately $10 billion under management across private funds and CLOs. Kennedy Lewis’ private funds primarily focus on middle-market companies facing disruption, whether it be cyclical, secular or regulatory related. The firm also partners with high-growth companies that are causing disruption, providing structured capital solutions to fit their needs. As of the date of this letter, funds affiliated with Kennedy Lewis own approximately 14.6% of the issued and outstanding common stock of F45.

As you know, we have been a long-time supporter of the company, both as a lender and as one of F45’s largest stockholders. We also continue to support F45 through our investment in Club Sports Group which is one of F45’s largest franchisees and which is on track to open 150 studios. Given the measures that the company has already taken together with the brand and operating repositioning that is needed, we believe that as a private company F45 would be in a stronger position to maximize its resources and realize strategic value that enhances its operations and supports its stakeholders. Accordingly, we propose that one or more of our funds would acquire all of the outstanding common stock of F45 not already owned by funds affiliated with Kennedy Lewis or other stockholders participating in the transaction for $4.00 per share in cash (the “Transaction”), representing a substantial premium of approximately 83% to the closing share price of $2.19 on September 29, 2022, the last trading day before the date of this letter.

Our proposal is conditioned on certain other large F45 stockholders agreeing to roll their existing equity in connection with the proposed Transaction. In connection with this condition and in order to maximize value, speed, and certainty for F45’s other stockholders, we ask that the F45 Board

Kennedy Lewis Management LP | 111 W 33rd Street, Ste 1910, New York, NY 10120 | ir@klimllc.com

of Directors (the “Board”) provide its consent to permit Kennedy Lewis to engage with F45 stockholders that contact Kennedy Lewis, as well as certain other F45 stockholders and third parties, regarding our proposal, in each case without becoming an interested stockholder under Section 203 of the Delaware General Corporation Law. Assuming we reach agreement with certain other F45 stockholders to participate in the proposed transaction, we have the ability to finance this all-cash proposal, and the definitive transaction agreement will not include a financing condition.

Any proposed Transaction would be subject to certain non-waivable conditions: First, we insist that the Board establish a special committee of disinterested and independent members (the “Special Committee”), which would be authorized and empowered to retain its own independent legal and financial advisors, to review this proposal, solicit proposals from other strategic and financial investors, and to evaluate such other proposals to determine whether it is in the best interests of F45 and its stockholders (other than Kennedy Lewis and any other stockholders that ultimately participate in the Transaction) to negotiate the terms of the Transaction with Kennedy Lewis. We will not move forward with the Transaction unless it is approved and recommended by the Special Committee. Second, the definitive merger agreement governing the Transaction would include a non-waivable condition that, in addition to any other stockholder vote necessary to approve the Transaction, the Transaction must also be approved by the holders of a majority of the shares of common stock not owned by funds affiliated with Kennedy Lewis (and any other stockholders that are considered interested parties with respect to the Transaction).

The foregoing indicative terms are based solely on our review of publicly available information and are subject to completion of due diligence and execution of definitive documentation acceptable to Kennedy Lewis, and we reserve the right to withdraw this proposal or modify it in any manner. Following the review of additional information pursuant to a mutually acceptable nondisclosure agreement, we expect that we would complete our work, including the negotiation of definitive documentation, expeditiously. We have engaged an experienced team of advisors, including Akin Gump Strauss Hauer & Feld LLP as legal counsel, and are prepared to commence work with respect to the proposed Transaction immediately. To the extent that the company requires financing in the near term (including while the Board and/or Special Committee evaluates alternatives for the company), Kennedy Lewis would be interested in providing such financing on competitive and mutually agreed upon terms. We will be filing a copy of this letter publicly with the Securities and Exchange Commission with an amendment to our 13D filing.

We are excited about the future business prospects of F45 and are interested in working constructively with the Board with the goal of reaching agreement on a transaction that will provide all stakeholders with value, speed and certainty. We hope that the Board will work with us to maximize value and opportunities for all F45 stockholders and other stakeholders, and we look forward to receiving a response to this non-binding proposal promptly.

Kennedy Lewis Management LP | 111 W 33rd Street, Ste 1910, New York, NY 10120 | ir@klimllc.com

Sincerely,

/s/ Darren L. Richman
Darren L. Richman
Co-Founder, Co-Portfolio Manager, Co-Managing Partner

/s/ David K. Chene
David K. Chene
Co-Founder, Co-Portfolio Manager, Co-Managing Partner

Kennedy Lewis Management LP | 111 W 33rd Street, Ste 1910, New York, NY 10120 | ir@klimllc.com